SECUR[...]MMISSION

02018181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8- 39547

RECEIVED FEB 26 2002 354 SECTION PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Multi-Bank Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24280 Woodward
(No. and Street)

Pleasant Ridge	MI	48069
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffery T. Maccagnone (248) 291-1100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name — *if individual, state last, first, middle name*)

30435 Groesbeck Highway	Roseville	MI	48066
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/20

OATH OR AFFIRMATION

I, Jeffery T. Maccagnone, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o:

Multi-Bank Securities, Inc., as o:

December 31, 2001, 19______, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o: a customer, except as follows:

NONE

Jeffery T. Maccagnone
Signature

Treasurer
Title

Stephanie M. Wood
Notary Public

STEPHANIE M. WOOD
Notary Public, Wayne County, MI
My Commission Expires 04/09/2004

Acting in Oakland County, MI

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of cor solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- x (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MULTI-BANK SECURITIES, INC.

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2001

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

WILLIAM I. MINOLETTI & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(810) 779-8010
FAX (810) 771-8970

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Multi-Bank Securities, Inc.,

We have audited the accompanying balance sheets of Multi-Bank Securities, Inc. as of December 31, 2001 and 2000 and the related statements of stockholder's equity, income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Multi-Bank Securities, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 10 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

February 22, 2002

MULTI-BANK SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Cash	$3,204,096	$ 285,949
Accounts receivable:		
Brokers, dealers and clearing organization	105,242	747,931
Deposit - clearing organization	150,000	161,376
Other	29,170	32,792
Securities owned, not readily marketable, at cost	3,300	3,300
Prepaid expenses	15,440	3,421
Amount due from parent company (Note 5)	1,594,032	597,476
	$5,101,280	$1,832,245

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Accounts payable:		
Commissions due sales representatives	$1,599,649	$ 351,057
Taxes withheld from employees and sales representatives	20,399	6,731
Other	40,772	33,995
Note payable - other (Note 3)	138,000	-
Accrued expenses	248,438	77,359
Single Business tax payable	30,000	10,000
Deferred revenue	20,725	1,947
Total liabilities	2,097,983	481,089
Stockholder's equity:		
Common stock, par value $1.00 per share; authorized 50,000 shares; issued 16,000 shares	16,000	16,000
Capital in excess of par value	733,000	733,000
Retained earnings	2,254,297	602,156
Total stockholder's equity	3,003,297	1,351,156
	$5,101,280	$1,832,245

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
For the years ended December 31, 2001 and 2000

	Common stock	Capital in excess of par value	Retained earnings	Total Stockholder's equity
Balance, December 31, 1999	$ 16,000	$ 733,000	$ 565,992	$1,314,992
Net income for the year ended December 31, 2000	-	-	36,164	36,164
Balance, December 31, 2000	$ 16,000	$ 733,000	$ 602,156	$1,351,156
Net income for the year ended December 31, 2001	-	-	1,652,141	1,652,141
Balance, December 31, 2001	$ 16,000	$ 733,000	$2,254,297	$3,003,297

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENT OF INCOME
For the years ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Principal transactions	$ 9,491,519	$ 2,431,116
Commissions and fees	1,853,376	1,259,614
Interest	279,024	433,351
Total revenues	11,623,919	4,124,081
Interest expense	217,762	350,135
Net revenues	11,406,157	3,773,946
Commissions and clearing charges:		
Commissions paid officers and sales representatives	4,867,859	1,579,052
Trading and clearing charges	430,312	245,376
Total commissions and clearing charges	5,298,171	1,824,428
Gross profit from operations	6,107,986	1,949,518
Selling, general and administrative expenses	4,015,845	1,885,354
Income before provision for taxes	2,092,141	64,164
Provision for taxes (Note 2):		
Federal income tax	335,000	-
Single Business tax	105,000	28,000
Total provision for taxes	440,000	28,000
Net income	$ 1,652,141	$ 36,164

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the years ended December 31, 2001 and 2000

	2001	2000
Increase (decrease) in cash:		
Cash flows from operating activities:		
Commissions and fees received	$ 1,890,956	$1,251,570
Principal transactions - net	10,087,091	1,702,355
Interest received	309,178	381,922
Commissions paid officers and sales representatives	(3,619,267)	(1,742,986)
Trading and clearing charges	(420,695)	(256,435)
Interest paid	(217,842)	(384,224)
Selling, general and administrative expenses	(3,694,718)	(1,899,074)
Federal taxes (paid) refunded	(335,000)	33,543
Single Business taxes paid	(85,000)	(23,500)
Net cash provided by (used in) operating activities	3,914,703	(936,829)
Cash flows from investing activities:		
Advances (to) from Parent Company, net	(996,556)	(479,718)
Purchases of securities	-	(3,300)
Net cash provided by (used in) investing activities	(996,556)	(483,018)
Increase (decrease) in cash	2,918,147	(1,419,847)
Cash, at beginning of year	285,949	1,705,796
Cash, at end of year	$ 3,204,096	$ 285,949

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the years ended December 31, 2001 and 2000
(continued)

	2001	2000
Reconciliation of net income to net cash provided by (used in) operating activities:		
Net income	$1,652,141	$ 36,164
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Accounts receivable:		
Brokers, dealers and clearing organization	642,689	(759,307)
Deposits - clearing organization	11,376	-
Other	3,622	1,367
Prepaid expenses	(12,019)	33,543
Increase (decrease) in:		
Accounts payable:		
Brokers, dealers and clearing organization	-	(34,022)
Commissions payable	1,248,592	(163,934)
Payroll taxes withheld	13,668	2,122
Accounts payable - other	6,777	(3,460)
Note payable - other	138,000	-
Accrued expenses	171,079	(13,749)
Single Business tax payable	20,000	4,500
Deferred revenue	18,778	(40,053)
Total adjustments	2,262,562	(972,993)
Net cash provided by (used in) operating activities	$3,914,703	$ (936,829)

See accompanying notes.

MULTI-BANK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

1. Organization

Multi-Bank Securities, Inc., a securities broker-dealer is a wholly owned subsidiary of Multi-Bank Services, Ltd. See Note 5 for transactions with Parent Company.

2. Summary of significant accounting policies

Securities transactions

Securities transactions and related commission income and expenses are recorded on a trade date basis.

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial instruments with off-balance-sheet risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Federal income taxes

The company files a consolidated Federal income tax return with its Parent company. The provisions for Federal income tax for the years ended December 31, 2001 and 2000 are based on total consolidated taxable income which includes the Parent company's and subsidiary's net operating loss for 2001 and 2000.

Deferred revenue

Deferred revenue represents interest income received on principal bond transactions prior to settlement by the customer that is unearned as of December 31, 2001 and 2000.

3. Note payable - other

During the year ended December 31, 2001, the Company and it's Parent settled its disagreement with a former officer of the Company. The settlement in the amount of $450,000 included $200,000 for the purchase of his common stock in the Parent Company. The balance of $250,000, representing the settlement cost and obligation of Multi-Bank Securities, is included in Selling, General and Administrative Expenses in the attached Statement of Income for the year ended December 31, 2001. The unpaid balance at December 31, 2001 of $138,000 is reflected as Note Payable - Other in the attached Balance Sheet. In addition, the Company has guaranteed the remaining balance due this individual at December 31, 2001 by the Parent Company in the amount of $112,000.

4. Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2001, the Company's net capital was $1,361,355 and its required net capital was $147,332. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 1.62 to 1.

5. Transactions with Parent Company

The Parent Company, Multi-Bank Services Ltd., provides various administrative services to the Company, including furniture and fixtures. For the years ended December 31, 2001 and 2000, administrative expenses charged to the Company amounted to $300,000 and $120,000, respectively and are included in selling, general and administrative expenses in the attached Statement of Income.

Multi-Bank Securities factors their Financial institutions' accounts receivable with its Parent Company at 100 percent of their face value.

In addition, at various times, each Company makes advances to each other. The net of all inter-company activity resulted in a receivable from the Parent Company in the amount of $1,594,032 at December 31, 2001 and $597,476 at December 31, 2000. Subsequent to December 31, 2001, Multi-Bank Securities advanced $650,000 to the Parent Company.

Also during the years 2001 and 2000, the Company was reimbursed $53,845 and $41,233, respectively, from a subsidiary of the Parent Company for shared expenses.

6. Employees' benefit plan

The Company maintains a defined contribution benefit plan (401K) to cover all eligible employees of the Company. Under provisions of the Plan, participating employees can elect to contribute to their account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Company at its discretion may make a matching contribution, which percentage will be determined each year by the Company. For the years ended December 31, 2001 and 2000 the Company elected not to make a matching contribution.

7. Operating lease commitments

The Company leases its operating facilities. Minimum lease payments on the leases outstanding at December 31, 2001 are summarized as follows:

Year Ended December 31	Amount
2002	30,000
2003	7,500

The lease agreements include escalation clauses that increase the minimum rental payment for increased lessor taxes and operating expenses.

For the years ended December 31, 2001 and 2000, the total lease expense pursuant to the above operating leases amounted to $150,951 and $136,525, respectively, and is included in selling, general and administrative expenses in the attached Statement of Income.

Furniture and equipment is provided by the Parent Company, the charge for which is included in the administrative charges paid to the Parent Company, see Note 5.

During the year ended December 31, 2001, the Parent Company purchased a building in Pleasant Ridge, Michigan. Subsequent to December 31, 2001, the Company moved it's Michigan facilities to this location. As of the date of this report, the rent to be paid to the Parent Company had not been established.

MULTI-BANK SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

1.	Total ownership equity	$3,003,297
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	3,003,297
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	3,003,297
6.	Deductions and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	1,638,642
	C. Capital charges for commodity futures	-
	D. Other deductions and/or charges	-
7.	Other additions and/or allowable charges	-
8.	Net capital before haircuts on securities positions	1,364,655
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f]):	
	C. Trading and investment securities: 4. Other securities	3,300
10.	Net capital	1,361,355
13.	Net capital requirement	147,332
14.	Excess net capital	$1,214,023

MULTI-BANK SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001
(continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	$2,097,983
17.	C. Other unrecorded amounts: Guarantee of Parent Company Obligation	112,000
19.	Total aggregate indebtedness	$2,209,983
20.	Percentage of aggregate indebtedness to net capital	162.3%

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Multi-Bank Securities, Inc. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date, consisted of the following:

Excess per this computation	$1,214,023
Difference due to:	
Decrease in non-allowable assets	(3,300)
Increase in haircut on firm owned securities	3,300
Excess per the Company's Part IIA, FOCUS Report	$1,214,023

MULTI-BANK SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2001

Multi-Bank Securities, Inc., is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3 (k)(2)(B), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer...." .

MULTI-BANK SECURITIES, INC.

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

WILLIAM I. MINOLETTI & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(810) 779-8010
FAX (810) 771-8970

Board of Directors and Stockholder
Multi-Bank Securities, Inc.

In planning and performing our audit of the financial statements of Multi-Bank Securities, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We reviewed the procedures for determining the compliance with the exemptive provisions of Rule 15c3-3 and determined that the Company was in compliance with the conditions of the exemption and no facts came to our attention that indicated that such provisions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control system and the

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William D. Minolett & Co. P.C.

February 22, 2002